HIGH TIDE INC.

(THE "COMPANY")

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general and special meeting of shareholders of the Company held virtually on July 29, 2021 (the "Meeting"). The Meeting is described below and in greater detail in the management information circular of the Company dated July 29, 2021 (the "Circular"), a copy of which is available on SEDAR.

At the Meeting, there were 6,706,344 common shares of the Company (each a "Common Share") present or represented by proxy, carrying one vote per Common Share, and representing 13.51% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1. Ernst & Young LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix their remuneration. Proxies were received in the matter as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
6,703,361	99.96%	2,983	0.04%

2. The number of directors of the Company was fixed at five. Proxies were received in the matter as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
6,704,142	99.97%	2,202	0.03%

3. Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director's successor is elected or appointed or until they otherwise cease to hold office. Proxies were received in the matter as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Harkirat (Raj) Grover	6,700,845	99.92%	5,474	0.08%
Christian Sinclair	6,702,172	99.94%	4,172	0.06%
Arthur Kwan	6,690,168	99.76%	16,176	0.24%
Nitin Kaushal	6,701,438	99.93%	4,906	0.07%
Andrea Elliott	6,701,438	99.93%	4,906	0.07%

4. The Company's 10% rolling stock option plan, as more particularly described in the Circular, was confirmed and re-approved for the ensuing year, as required by the TSX Venture Exchange (the "TSXV"). Proxies were received in the matter as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
6,683,115	99.65%	23,229	0.35%

5. The Company's rolling restricted share unit award plan, as more particularly described in the Circular, was confirmed and re-approved for the ensuing year, as required by the TSXV. Proxies were received in the matter as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
6,692,898	99.80%	13,446	0.20%

DATED at Calgary, Alberta, as of the 30th day of July 2021.

HIGH TIDE INC.

signed "Rahim Kanji"
Rahim Kanji
Chief Financial Officer